Exhibit 99.1

Theratechnologies to Announce Fourth Quarter and Full Year 2024

Financial Results and Provide Business Update

MONTREAL, February 14, 2025 (GLOBE NEWSWIRE) -- Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care, today announced the Company will report financial results and provide a business update for its fourth quarter and full year fiscal 2024 ended November 30 on Wednesday, February 26, 2025, at 8:30 a.m. ET.

The call will be hosted by Paul Lévesque, President and Chief Executive Officer, who will be joined by other members of the management team, including Philippe Dubuc, Senior Vice President and Chief Financial Officer, Christian Marsolais, Ph.D., Senior Vice President and Chief Medical Officer and John Leasure, Global Commercial Officer. They will be available to answer questions from participants following prepared remarks.

Participants are encouraged to join the call at least ten minutes in advance to secure access. Conference call dial-in and replay information can be found below.

CONFERENCE CALL INFORMATION

Conference Call Date	February 26, 2025

Conference Call Time	8:30 a.m. ET

Webcast link	https://edge.media-server.com/mmc/p/2h9ningt

Dial in	1-888-513-4119 (toll free) or 1-412-902-6615 (international)

Access Code	4430181

CONFERENCE CALL REPLAY

Toll Free	1-877-344-7529 (US) / 1-855-669-9658 (Canada)

International Toll	1-412-317-0088

Replay Access Code	3856571

Replay End Date	March 5, 2025

To access the replay using an international dial-in number, please select this link: https://services.choruscall.com/ccforms/replay.html

An archived webcast will also be available on the Company’s Investor Relations website under ‘Past Events’.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on Linkedin and X.

Contacts:

Investor inquiries:

Joanne Choi

Senior Director, Investor Relations

jchoi@theratech.com

1-551-261-0401

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800